SECRETARY’S CERTIFICATE
TRUST FOR PROFESSIONAL MANAGERS
A Delaware statutory trust
I, Jay S. Fitton, Secretary of Trust for Professional Managers, a Delaware statutory trust (the “Trust”), as duly appointed, qualified and acting officer of the Trust, hereby certify to the following:

1.
A duly convened telephonic meeting of the Board was held on March 6, 2020, at which a quorum for the transaction of business was present and at which the following resolutions with respect to the Terra Firma US Concentrated Realty Equity Fund were duly approved, and remain in full force and effect, without modification:

Establishment and Designation of Series
WHEREAS, Section 2.01 of Article II of the Amended and Restated Declaration of Trust (the “Declaration of Trust”) of Trust for Professional Managers (the “Trust”) provides that the beneficial interests of the Trust may be divided into an unlimited number of shares of beneficial interest, with a par value of $0.001, and Section 2.06 of Article II of the Declaration of Trust authorizes the Board of Trustees (the “Board”) of the Trust to establish and designate separate series of the Trust; and
WHEREAS, the Board desires to establish and designate one new series of shares of beneficial interest in the Trust with two share classes; now, therefore, it is
RESOLVED, that, pursuant to Section 2.06 of Article II of the Declaration of Trust, one new series of shares of beneficial interest in the Trust with two share classes is hereby established and designated as listed below, and an unlimited number of shares of beneficial interest are hereby classified and allocated to the series, all with the relative rights and preferences as set forth in the Declaration of Trust or any amendments thereto:
Terra Firma US Concentrated Realty Equity Fund – Institutional Class
Terra Firma US Concentrated Realty Equity Fund – Open Class
Approval of Agreement and Plan of Reorganization

WHEREAS, at a telephonic meeting on February 18, 2020 (the “February Board Meeting”), the Board authorized the appropriate officers of the Trust to prepare, execute and file one or more amendments to the Registration Statement of the Trust on Form N-1A, on behalf of the Terra Firma US Concentrated Realty Equity Fund, a proposed new series of the Trust (the “Acquiring Fund”); and

WHEREAS, at the February Board Meeting, the Board discussed the ongoing negotiations between the officers of the Trust, on behalf of the Acquiring Fund, and The Lazard Funds, Inc. (“LFI”), on behalf of the Lazard US Realty Equity Portfolio, an existing series of LFI (the “Target Fund”), regarding the proposed Agreement and Plan of Reorganization (the “Agreement”) to reorganize the Target Fund with and into the Acquiring Fund; and

WHEREAS, Terra Firma Asset Management, LLC (“Terra Firma”) will serve as the investment adviser to the Acquiring Fund and Terra Firma is proposing that the Target Fund be reorganized into the Acquiring Fund; and

WHEREAS, Lazard Asset Management LLC (“LAM”) serves as the investment adviser to the Target Fund and LAM is proposing that the Target Fund be reorganized as a newly created corresponding series of the Trust; and

WHEREAS, the Trustees have reviewed the terms of the proposed Agreement by and between the Trust, on behalf of the Acquiring Fund, and LFI, on behalf the Target Fund, to reorganize the Acquiring Fund into the Trust (the “Reorganization”) and have determined that the terms of the Agreement, substantially in the form presented at this Meeting, are fair and reasonable; and

WHEREAS, the Board has reviewed such information and has considered a variety of factors related to the proposed Reorganization, including, but not limited to: (i) the terms and conditions of the Reorganization; (ii) the fact that the Acquiring Fund will have identical or materially identical investment objectives, strategies, risks and restrictions as the Target Fund; (iii) that the key investment personnel, including the portfolio managers of LAM who are primarily responsible for the day-to-day management of the Target Fund, will continue to provide portfolio management services to the Acquiring Fund as employees of Terra Firma; (iv) the anticipated effect of the Reorganization on fees and operating expenses of the Target Fund; (v) that the expenses related to the Reorganization will be paid by Jay P. Leupp, partner and co-founder of Terra Firma, in his individual capacity, and will not be borne by shareholders of the Target Fund or the Acquiring Fund; and (vi) that the Reorganization will not result in the recognition of any gain or loss for federal income tax purposes to the Target Fund or its shareholders; and

WHEREAS, the Board has consulted legal counsel regarding the Board’s responsibilities in considering the Reorganization.

NOW, THEREFORE, IT IS RESOLVED, that the Board, including a majority of the Trustees who are not “interested persons” of the Trust as that term is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Independent Trustees”), hereby authorizes and approves the Agreement in substantially the form presented at this Meeting and the appropriate officers of the Trust be, and they hereby are, authorized and directed to enter into, execute and deliver the Agreement, with such changes as the officers, in consultation with legal counsel, may deem appropriate; and it is

FURTHER RESOLVED, that the Board hereby determines that the proposed Reorganization contemplated by the Agreement, on the basis of the information presented, will be in the best interests of the Acquiring Fund and its shareholders; and it is

FURTHER RESOLVED, that the issuance of shares of the Acquiring Fund as contemplated by the Agreement be, and the same hereby is, authorized and approved, and such shares, when so issued as contemplated in the Agreement, shall be validly issued, fully paid and non-assessable to the fullest extent permissible by law; and it is

FURTHER RESOLVED, that the foregoing resolutions shall be contingent upon the approval of the Agreement, substantially in the form presented at this Meeting, by the Board of Directors of LFI; and it is

FURTHER RESOLVED, that the appropriate officers be, and each hereby is, authorized to update, execute and deliver such other plans, agreements and documentation for the Acquiring Fund, on behalf of the Trust, with such changes as such officers, with advice of counsel, deem appropriate or advisable to effect the intent of the foregoing resolutions.

Authorization to File Registration Statement on Form N-14

WHEREAS, a draft proxy statement/prospectus prepared on Form N-14 in accordance with the rules and regulations under the 1940 Act and the Securities Act of 1933, as amended (the “Proxy Statement/Prospectus”), relating to the Reorganization has been prepared and presented to the Board at this Meeting.

NOW, THEREFORE, IT IS RESOLVED, that the officers of the Trust are authorized to file, or cause to be filed, the Proxy Statement/Prospectus, together with a notice of special meeting, form of proxy and such additional proxy solicitation material as may be deemed necessary or advisable, with such changes as may be considered necessary or advisable by the officers of the Trust, upon the advice of counsel, with the SEC and to execute and file, or cause to be filed, all such instruments and documents, including, without limitation, amendments or supplements thereto, and do all other acts as they may deem necessary or appropriate, in order to cause the Proxy Statement/Prospectus to become effective, and after complying with the applicable requirements of relevant law, to mail such proxy materials, including, without limitation, the Proxy Statement/Prospectus, to the shareholders of the Target Fund; and it is

FURTHER RESOLVED, that the foregoing resolution shall be contingent upon the approval of the Agreement, substantially in the form presented at this Meeting, by the Board of Directors of LFI; and it is

FURTHER RESOLVED, that the officers of the Trust are authorized to take any and all such action, including without limitation, executing and delivering any and all documents and making such filings as may be deemed advisable by the officers of the Trust, consistent with the purpose and intent of the foregoing resolutions.

2.    The foregoing resolutions are not contrary to any provision in the Trust’s Declaration of Trust or By-laws.

3.	I have been duly authorized to make this certificate on behalf of the Trust.
IN WITNESS WHEREOF, the undersigned has executed this certificate this 27th day of April, 2020.

TRUST FOR PROFESSIONAL MANAGERS

By:    /s/ Jay S. Fitton

Name:    Jay S. Fitton
Its:    Secretary

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